Exhibit 99.1
EnCana mails Arrangement Circular
“When issued” trading in EnCana and Cenovus shares to start November 2, 2009
CALGARY, Alberta (October 29, 2009) — EnCana Corporation (TSX, NYSE: ECA) has commenced mailing the Arrangement Circular to shareholders for the proposed corporate reorganization to split EnCana into two highly focused energy companies: Cenovus Energy Inc., an integrated oil company and EnCana Corporation, a pure-play natural gas company. The Arrangement Circular for the shareholders’ meeting planned for November 25, 2009 is expected to be available on SEDAR’s website www.sedar.com, on EDGAR’s website www.sec.gov/edgar.shtml and on EnCana’s website www.encana.com by Friday, October 30, 2009.
Under the Arrangement, common shareholders of EnCana will own one new EnCana common share, which will continue to be represented by existing EnCana common share certificates, and will receive one common share of Cenovus for each EnCana common share held on December 7, 2009, the anticipated Distribution Record Date. On September 30, 2009, EnCana had 751,223,909 common shares issued and outstanding. Based on this number and following completion of the Arrangement, Cenovus would also have 751,223,909 Common Shares issued and outstanding.
“When issued” trading in EnCana and Cenovus shares to start November 2, 2009

EnCana has been advised by the Toronto Stock Exchange (TSX) that “if, as and when issued” trading will commence for Cenovus (CVE) and EnCana ex-distribution (ECA.W) when the stock market opens at 9:30 a.m. Eastern Time on November 2, 2009. Trading is expected to begin on the New York Stock Exchange at approximately the same time for Cenovus (CVEWI) and EnCana ex-distribution (ECAWI). Persons trading in the “if, as and when issued” market should be aware that the acquisition and beneficial ownership reporting rules under Canadian securities laws will apply to purchases of “if, as and when issued” shares of EnCana and of Cenovus. For purposes of calculating the applicable ownership thresholds of the early warning requirements, purchasers should use the number of Cenovus shares expected to be outstanding on completion of the Arrangement. U.S. beneficial ownership reporting rules will also apply. Cenovus has also implemented, subject to ratification at the EnCana shareholders’ meeting, a shareholder rights plan that would be applicable if a person acquired 20 percent or more of its common shares (including “if, as and when issued” trades), other than by a permitted takeover bid.
EnCana expects, subject to the satisfaction of conditions and receipt of approvals, including court approval, to complete the split transaction on November 30, 2009. If the Arrangement becomes effective on November 30, 2009, EnCana expects that the EnCana common shares with an entitlement to the Cenovus common shares will cease trading on the TSX after the close of trading on December 2, 2009 and on the NYSE after the close of trading on December 8, 2009 and that the new EnCana common shares and the Cenovus common shares will begin trading on the TSX for regular settlement at the opening of trading on December 3, 2009 and on the NYSE for regular settlement at the opening of trading on December 9, 2009. EnCana expects that the “if, as and when issued” trades will settle on December 8, 2009 on the TSX and December 14, 2009 on the NYSE. As soon as practicable after the Distribution Record Date, which is anticipated to be December 7, 2009, certificates for the Cenovus common shares will be sent to shareholders of record as at the close of business on the Distribution Record Date.
EnCana Corporation

With an enterprise value of approximately US$50 billion, EnCana is a leading North American unconventional natural gas and integrated oil company. By partnering with employees, community organizations and other businesses, EnCana contributes to the strength and sustainability of the communities where it operates. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
EnCana Corporation

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana and the proposed Arrangement described above in this news release, including management’s assessment of future plans, EnCana has included in this news release certain statements and information that are forward-looking statements or information within the meaning of applicable securities legislation, and which are collectively referred to herein as “forward-looking statements.” The forward-looking statements in this news release include, but are not limited to, statements with respect to: the proposed Arrangement and expected future attributes of each of EnCana and Cenovus following such transaction; the anticipated Distribution Record Date for the new EnCana common shares and Cenovus common shares; expected commencement dates of the “if, as and when issued” trading for Cenovus and EnCana ex-distribution on the TSX and the NYSE, including the expected dates when these trades will settle on the TSX and the NYSE; the expected completion date of the Arrangement; expected dates when the EnCana common shares with an entitlement to the Cenovus common shares will cease trading on the TSX and on the NYSE and the expected dates when Cenovus and EnCana common shares will begin trading for regular settlement on the TSX and NYSE.
Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that circumstances, events or outcomes anticipated or implied by forward-looking statements will not occur, which may cause the actual performance and financial results in future periods to differ materially from the performance or results anticipated or implied by any such forward-looking statements. These risks and uncertainties include, among other things: risks associated with the ability to obtain any necessary approvals, waivers, consents, court orders and other requirements necessary or desirable to permit or facilitate the proposed Arrangement (including, regulatory and shareholder approvals); the risk that any applicable conditions of the proposed transaction may not be satisfied; volatility of and assumptions regarding oil and gas prices; assumptions contained in or relevant to the company’s current corporate guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of reserves estimates and estimates of recoverable quantities of oil, bitumen, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; the ability to successfully manage and operate the integrated North American oil business with ConocoPhillips; refining and marketing margins; potential disruption or unexpected technical difficulties in developing new products and manufacturing processes; potential failure of new products to achieve acceptance in the market; unexpected cost increases or technical difficulties in constructing or modifying manufacturing or refining facilities; unexpected difficulties in manufacturing, transporting or refining synthetic crude oil; risks associated with technology and the application thereof to the business of EnCana (GasCo) and Cenovus; the ability to replace and expand oil and gas reserves; the ability to generate sufficient cash flow from operations to meet current and future obligations; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Assumptions relating to forward-looking statements generally include EnCana’s current expectations and projections made by the company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this news release.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and, except as required by law, EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
EnCana Corporation

Further information on EnCana Corporation is available on the company’s website, www.encana.com.
FOR FURTHER INFORMATION:

EnCana Corporate Communications
Investor contact:	Media contact:
Paul Gagne	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-4737	(403) 645-4747
Ryder McRitchie	Rhona DelFrari
Manager, Investor Relations	Advisor, Media Relations
(403) 645-2007	(403) 645-4740
Susan Grey
Manager, Investor Relations
(403) 645-4751
EnCana Corporation